Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

SPEEDWAY MOTORSPORTS, INC.

ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31:
	2012	2011	2010	2009	2008
Actual Ratios of Earnings to Fixed Charges
Income from continuing operations before income taxes	$63,685	$17,920	71,085	34,062	$178,345
Equity investee losses (earnings)	—	—	—	76,657	(1,572)

	63,685	17,920	71,085	110,719	176,773

Fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	41,581	42,414	52,513	45,946	39,781

Earnings as defined	105,266	60,334	123,598	156,665	216,554

Fixed charges:
Interest expense, including amortization of financing costs	41,581	42,414	52,513	45,946	39,781
Capitalized interest	574	2,286	710	438	1,484

Fixed charges	$42,155	$44,700	53,223	46,384	$41,265

Ratio of Earnings to Fixed Charges	2.5x	1.3x	2.3x	3.4x	5.2x

Year Ended December 31, 2012
Pro Forma Ratios of Earnings to Fixed Charges (1)
Pro forma income from continuing operations before income taxes	$63,685
Equity investee earnings or losses	—

63,685

Pro forma fixed charges, excluding capitalized amounts:
Interest expense, including amortization of financing costs	29,839

Pro forma earnings as defined	93,524

Pro forma fixed charges:
Interest expense, including amortization of financing costs	29,839
Capitalized interest	574

Pro forma interest expense, including amortization of financing costs	$30,413

Pro forma Ratio of Earnings to Fixed Charges	3.1x

(1)	Using a weighted average interest rate of 2.7% on borrowings under the New Credit Facility.